INVEST IN **TMA PRECISION HEALTH**

AI-Enabled Precision Medicine for Every Health Plan



tmaprecisionhealth.com Boston, MA

Technology B2B Healthcare AI VC-Backed

Highlights

VC-Backed
Raised $250K or more from a venture firm

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. Projected revenue horizon for 2025/2026 is ~$18M (not guaranteed)
2. Proven with 100s of families, 90% opt-in, active with major US health plans
3. 1K/mo patient pipeline in next 18 months, active talks with 16 health plans covering 8.5M lives
4. Reduces 7-year diagnostic odyssey into a 12-week precision care solution
5. AI-powered platform used by health plans to find high-cost patients and deliver expert insights
6. First-to-market, trade-secret and method-patented model built for scale
7. Partnered with NVIDIA Inception Program, Creative Destruction Lab Computational Health Cohort 2024
8. Starting with a $5B pediatric epilepsy market, scaling into a trillion $ market

Featured Investors



TURN PAR Saturn Investment Partners   [Follow]   Invested $2,000,000 ⓘ

Saturn Partners has a seasoned, cohesive investment team with specialized expertise in managing, advising and investing in early-stage companies. Each of our portfolio companies benefits from the attention and expertise of our entire team, not just one partner. We all share one goal: creating substantial value for investors while helping smart entrepreneurs solve some of the world's biggest challenges.
saturnpartnersvc.com

Jeff McCormick, Founder and Managing Partner
"Saturn is thrilled to participate in this Series A round because we firmly believe the future of medicine is in the use of genomics in bringing precision medicine to drive real value for health plans and into the healthcare ecosystem at large."

 Other investors include <u>Henry Albrecht</u>, <u>Sweetwater Family Office</u>, <u>Blancul Global</u>, <u>SP Capital</u> & 765 more

Our Team



Joshua Resnikoff   CEO + Cofounder

Biomedical engineer and entrepreneur in translational science and consumer products. 14 patents, work showcased in national news, and has scaled businesses to >3000x ROI. Focused on using business as a force for good.



Martin Grasso   CCO + Cofounder

Over three decades of experience in venture finance, development and asset management of technology and healthcare enterprises.



Calum MacRae   Head of Innovation

30+ years as a global leader in cardio, genomics, and AI, working extensively with Apple, Meta, Samsung and Google. Awarded AHA $75M grant to found "One Brave Idea", and runs Apple's Movement Study at BWH Hospital.



Sofia Giraldo   Director of Operations

Previously led Customer Success at Promedan IPS, one of the largest hospitals in Medellin, Colombia. Her efforts contributed to improved operational efficiency and patient satisfaction, aligning with her passion for transforming healthcare delivery.



Dr. Javier Romero   Lead Medical Advisor

Director of Neuroradiology at MGH, built and published on AI tech for multiplexed image processing and patient triage. 20+ years leading international efforts in neurology and scientific leadership.

Delivering A Purpose-Built, End-To-End Solution To Scale Precision Medicine

Every year, millions of families begin a painful, costly journey through a fragmented U.S. healthcare system — a maze of specialist referrals, ineffective treatments, and repeated dead ends. For those facing rare or genetic diseases, especially children, this "diagnostic odyssey" often lasts 7+ years and can cost hundreds of thousands of dollars per year.

The diagnostic odyssey is not just heartbreaking for families


it's a *huge* economic problem for health plans
SYMPTOMS START
FIRST VISIT
FIRST VISIT TO SPECIALIST
NO DIAGNOSIS
GENETIC TESTING
MORE SPECIALISTS
TREAT THE SYMPTOMS
$
$
$
$
30M
US Patients
$997 Billion
Annual spend
$$$ is wasted in a trial and error approach for high-cost patients
<1 Year
7+ Years

Health plans have an urgent incentive to find and help these patients, but the data shows they can't rely on the existing hospitals to do that effectively.

For example, Stanford Children's treats kids with rare and genetic diseases, but they see less than 1% of the patients covered by Blue Shield California. That leaves hundreds of thousands of high-need members scattered across a fragmented system. Health plans are left hoping hospitals catch these cases before costs spiral out of control - but hope is not a strategy. They desperately need a solution that better serves their members' needs, finding them and enabling appropriate care.


Precision medicine prevents long-term complications and reduces reliance on reactive care — helping health plans *avoid unnecessary costs* and *improve patient outcomes* at scale
Early diagnosis in diseases can lead to **10x cost savings,** providing a massive ROI for health plans.
Avoidable medical and productivity costs from delayed diagnosis range from **$86k-$517k/patient.**
Earlier diagnosis **can decrease specialist visits nearly 4x,** resulting in lower downstream costs from unnecessary testing, procedures, and care.
TMA's AI-enabled service gives every health plan the power of precision medicine

TMA Uses Tech To Find These Patients Early and Deliver Treatment Insights, At Speed And Scale

Health plans use our AI-enabled solution to proactively identify these high-cost, hidden patients hiding in their own claims data, and pay us to enable precision medicine solutions so their members get the best care possible.

With our AI-powered tech, what normally takes 7+ years to accomplish, we can deliver in 12 weeks. That means families get to make informed care decisions faster, and plans save tens of thousands of dollars per patient in unnecessary costs.

Finding these patients sooner and connecting them to the right care faster isn't just life-changing — **it's cost-saving at a massive scale.**


TMA built the solution that health plans and families want
Our tech-enabled service delivers in 12 weeks what normally takes 7 years!
Using AI-enabled software licensed from MassGeneral Brigham and our proprietary disease models, we:
Identify patients from claims data
Help them get the right care faster
Dramatically reduce need for referrals and hospital services
1
Identify high cost patients
Patients
Care Team
2
End the odyssey
Trio whole genome sequencing, interpretation, expert care assessment




Led by alumni of Harvard and Tufts, leaders in genomics, AI, and concierge healthcare, and backed by decades of experience in startups,, TMA combines clinical depth with a track record of building and scaling high-impact solutions.

TMA's platform has been proven with hundreds of families already and with $2.3M in contracted 2025 revenue so far, our model is working: real revenue, real demand, and readiness to scale.



A Trillion-Dollar Problem. A Platform Built To Meet It.

Our platform uses our proprietary disease models and AI to analyze health plan claims data, proactively identifying high-cost, high-need patients — before they fall deeper into the system.

We build direct partnerships with plans to ensure there's no cost to families and no delays in service. As a result, families avoid the stress of navigating billing or reimbursement.

Once a patient is identified and approved by the health plan, our tech rapidly enables all of the right pieces to come into play, resulting in the delivery of personalized, doctor-to-doctor treatment insights to their local care team. It's immediate savings for health plans and an end to the diagnostic odyssey for families.



TMA's solution is plug-and-play for health plans, life-changing for families, and uniquely scalable.

Starting Where The Need Is Great: Pediatric Epilepsy

Our initial focus is pediatric epilepsy: with almost half a million patients in the US and an average **annual cost of more than $40k**, the need is urgent and the opportunity is clear.

Our entry point: Pediatric Genetic Epilepsy

500K
US pediatrics with epilepsy
$40K+
Per Patient average annual costs
2nd
Most misdiagnosed rare disease
TAM: $5 Billion
Trial and error treatment: 7 years to care path on average
High costs for health plans due to high usage of health services
High levels of dissatisfaction for patients and families

This is just the beginning.

Our Customers: Health Plans

While our mission is to help families, our customers are the health plans. To drive change in healthcare, you have to create economic value for the health plans – that's how patients will benefit.

We're Focused on Serving Self-Funded Employers

Covering healthcare costs directly for 65% of the insured U.S. population, employers that offer self-funded insurance plans have a dedicated interest in their members' health and satisfaction, and a financial responsibility to contain costs — and they can move fast when a solution works. With 90% patient opt-in and a pay-for-results model, TMA offers them a no-risk turnkey solution to improve care and decrease spend while improving member outcomes.

From 9 Years To 12 Weeks: A Case Study

In Medellin, Colombia, our platform identified a 9-year-old girl suffering from uncontrolled seizures and frequent ER visits. She had spent years cycling through anti-epileptic drugs, misdiagnosed and overmedicated, with no clear answers.

Our analysis revealed a biotinidase deficiency — a condition that requires a genetic confirmation for treatment. Within weeks, her doctors were able to make the right diagnosis, her treatment plan changed, her health plan captured almost $20k in direct annual savings, and the risk of long-term complications was avoided.



Case Study: TMA Patient GFX0455595
9-year-old female with uncontrolled refractory seizures.
TMA's service determines she has biotinidase deficiency and needs biotin supplementation.
$51,403 - ($10,000 + $21,641) = $19,762 38%
Estimated annual patient costs*
TMA service charge
Treatment costs on Biotin supplementation
Immediate Year 1 savings
Margin
58% Years 2+ Savings Margin
* Estimates reflect Colombian data translated to U.S. equivalents

In addition to getting her on the right treatment, hope and mental control was restored for Sofia's family.

Validated Platform. Scalable Model.

After three years of market research and pilot development across the US and LATAM, TMA was rebuilt in 2023 as a scalable, software-first platform.

We were selected for the NVIDIA Inception Program and the Creative Destruction Lab's 2024 Computational Health cohort — recognizing our

leadership in AI-driven precision care and positioning us among the most promising health tech startups globally.

We're in active discussions with 16 U.S. health plans covering 8.5M lives. We've already engaged with Sage TPA covering 200k, equaling $2.3M in contract value, and are targeting 1M covered lives under contract by the end of 2025.



We've designed our go-to-market strategy to match the needs of these health plans:

- Flat-fee model: $10,000 per completed case — only billed when results are delivered

- Contract directly with health plans avoiding the reimbursement pathway for families

- HIPAA-compliant, globally scalable infrastructure



TMA is positioned to lead a **high-growth, high-need market** — and we're just getting started. Our flat fee allows us to scale directly: the more patients we see, the more revenue we generate.



Forward looking projections are not guaranteed.

A Better Model In A Market Ready For Change

For patients with a genetic disease, traditional health care is slow, expensive, and reactive. It depends on referrals, takes months to produce incomplete results, and rarely provides actionable guidance. Meanwhile, these complex and costly patients are lost in the system while the family is desperate for answers and the costs of healthcare services rack up.

TMA disrupts this broken approach with a new system that is proactive and aligns incentives across families, health plans, and care teams to deliver meaningful insights quickly – driving more informed care plans at lowered costs.


TMA flips the script
✓ We don't wait for referrals — we proactively find high-risk patients using claims data
✓ We don't stop at genetic reports — we deliver in-depth, curated, doctor-to-doctor guidance
✓ We're first to market, backed by licensed tech, proprietary models, and real traction with health plans
✓ We've made our platform easy for customer adoption with a flat-fee, results-based model
TMA not only addresses a deeply broken system, we do it in a way that aligns incentives for everyone involved: FAMILIES, HEALTH PLANS, CARE TEAMS, and INVESTORS.

Built For Now. Ready For What's Next.

TMA Precision Health isn't just solving today's problem — it's laying the foundation to become the leader in precision care for high-cost, high-complexity patients.

We have first-mover advantage and are patent protected for precision medicine systems and methods and by trade secrets. This is precision medicine at scale, made possible by tech.

This advantage has already yielded results: **TMA has built one of the largest proprietary datasets in the world** of whole genomes and real-world clinical records tracked over time for pediatric-onset epilepsy — a critical asset that strengthens our diagnostic accuracy and sets the foundation of our growth strategy.

A Scalable Platform For Complex Disease Populations

TMA's platform is disease-agnostic by design, enabling rapid expansion into other high-cost, high-need conditions. Our growth strategy unfolds in three phases, designed to expand our patient reach, deepen our foundational database, and unlock new markets.

Phase 1: Scale Core Service (Now→)

Focus: Execution and increased automation

Goal: Serve 1,000+ patients/month

- Generate recurring revenue
- Expand solution matching with pharmacogenomics and precision diagnostics
- Expand into epilepsy, autism, cardiometabolic, neuromuscular, and CNS diseases - **74M+ U.S. addressable patients**

Phase 2: Unlock Data (2026→)

Focus: Data-powered partnerships and development

Goal: Become the go-to data source for complex disease care

- Enable quantified patient:drug matching
- Optimize clinical trial enrollment for genetic drugs
- **Power new drug and diagnostic R&D through partnerships**

Phase 3: Deliver Specialty Care and Insurance (2028→)

Focus: Tailored care and precision insurance products using deep data

Goal: Integrated care for complex disease populations

- Launch personalized care tools
- Create targeted insurance products
- **Capture 20% of patient market for $375B market opportunity**



How TMA becomes the global leader in precision medicine
Phase 1 (Now-2026): Scale Core Service
Focus on: Epilepsy, Autism, Cardio, Neuromuscular, CNS
Goal: 1,000+ patients/month
90%
Opt-in rate
Phase 2 (2026-2028): Unlock Data Value
Focus: Pharma + clinical trial partnerships
Goal: Become the go-to data layer
74M+
Addressable US Patients
Phase 3 (2028+): Deliver Specialty Care & Insurance
Focus: Tailored care + high-value disease insurance
Goal: Redefine care for complex populations
$375 Billion
Est annual revenue
(20% market * $25k/patient)

Forward looking projections are not guaranteed.

Each phase builds on the last — using revenue and traction to fund the next stage, while compounding our competitive edge through data, partnerships, and proven outcomes. Our mission is bold, but our strategy is grounded, repeatable, and already underway.

This is what healthcare should look like. And we're building it now.

A Proven Path Of High-Value Exits

The market for data-driven, precision healthcare solutions is producing some of the most significant exits in modern health tech. From acquisitions by industry giants like Roche and Merck to IPOs earning hundreds of millions, recent deals across genomics, diagnostics, and digital health show a clear appetite for scalable platforms that improve care and reduce cost.

TMA operates at the intersection of all three sectors, following a well-established path.

Strategic Exits in Precision Health

Proof that innovation, data, and precision care drive high-value outcomes

Company	Exit
Prometheus Biosciences	Acquired by **Merck** in 2023 for **$10.8B**
Tempus AI	IPO in 2024, raised **$410.7M**

Flatiron Health	Acquired by **Roche** in 2018 for **$1.9B**
Livongo Health	Merged with **Teladoc** in 2020 for **$18.5B**
Foundation Medicine	Acquired by **Roche** in 2018 for **$2.4B**

There is a **clear path to high-value exits** for platforms that enable better, faster, and more personalized care.

Led By Experts. Backed By Visionaries.

We're led by a proven team with expertise in healthcare, genomics, and startup growth.



Veterans of AI, genomics, and precision health poised to lead in a trillion-dollar space

Joshua Resnikoff	Dr. Javier Romero	Sofia Giraldo	Dr. Calum MacRae	Martin Grasso
Cofounder + CEO	Lead Medical Advisor	Operations Director	Head of Innovation	Cofounder + CCO
Biomedical Engineer Tufts, MIT, The Wyss Institute at Harvard Medical School	Chief of Neuroradiology, MassGeneral Brigham	Promedan, IPS University de los Andes, Suffolk University	Vice Chair of Scientific Innovation, Dept of Medicine; MassGeneral Brigham	Harvard Alumni Association President Emeritus, Asset Manager

Our Team

- *Joshua Resnikoff, CEO & Co-Founder* - A biomedical engineer and serial entrepreneur, Joshua has launched and scaled products in six countries, helped build Emulate Bio from Harvard's Wyss Institute, and co-founded the viral consumer brand Cuppow. As a rare disease dad, his mission-driven leadership blends technical rigor with a track record of startup execution.

- *Dr. Calum MacRae, Head of Innovation* - One of the world's foremost voices in precision medicine, Dr. MacRae serves as Vice Chair of Scientific Innovation at Brigham and Women's Hospital and is a Professor at Harvard Medical School. He leads the groundbreaking Apple Heart Study, one of the largest virtual health studies in history, and previously led the $75M "One Brave Idea" initiative with the AHA, Verily, and AstraZeneca. His career spans clinical practice, data science, and genomic discovery to drive the future of care.

- *Martin Grasso, Co-Founder & Chief Commercial Officer* - Martin is a veteran investor and enterprise developer. He previously co-led Pearl Street Capital and served as President of the Harvard Alumni Association. At TMA, he shapes commercialization and partnerships with a sharp focus on scalable growth.

- *Sofia Giraldo, Director of Operations* - Sofia brings deep on-the-ground healthcare operations experience, having led customer success at Promedan IPS, one of Colombia's largest care providers. Her operational insight ensures that TMA's systems work seamlessly for both patients and physicians — with precision and empathy.

Our Advisors: Health Tech Veterans and Industry Builders

We've assembled an advisory board of seasoned executives and founders from some of the most transformative companies in precision health, AI, and digital medicine.

- *Dr. Javier Romero* – Harvard Medical School Associate Professor and neuroradiologist at Massachusetts General Hospital, specializing in epilepsy and complex neurological disorders. His research focuses on advanced imaging for neurological diseases and biomarker development to improve seizure prediction and patient outcomes. At TMA, Dr. Romero helps guide our clinician engagement and care pathways, ensuring clinical rigor and real-world impact for rare disease patients.

- *Lena Chaihorsky* - Co-Founder and VP of Payer Innovation at Alva10, where she bridges the gap between diagnostics and health plans to accelerate precision medicine adoption. With prior leadership roles at QIAGEN and AmniSure, and recognition from the World Economic Forum, she brings deep expertise in reimbursement strategy and healthcare innovation.

- *Dr. Alice Chen* – Former SVP of Product at GRAIL, a leader in early cancer detection. She's helped scale precision medicine platforms across multiple startups and is the COO at Curve Biosciences.

- *Henry Albrecht* – Founder and former CEO of Limeade, a $60M revenue SaaS company. Brings deep experience in patient engagement, wellness tech, and scaling mission-driven health companies.

- *Andrew Thompson* – Serial entrepreneur and investor with multiple exits, including Proteus Digital Health (valued at $1.5B) and FemRx (acquired by Johnson & Johnson). Currently leads Spring Ridge Ventures and brings a strong eye for commercial viability in biotech and digital health.

Together, this team is uniquely equipped to execute — with scientific credibility, proven startup experience, and real-world traction already underway.

Driven By Impact. Designed For Scale.

TMA Precision Health is proving both impact and demand with our platform: hundreds of families already helped, $2.3M in revenue booked for 2025, and a 90% patient opt-in rate. The interest from leading health plans confirms what we already know — this solution is needed, scalable, and working.



We're raising this round in order to scale to 1,000 patients/month and open our second disease vertical within 18 months. We're raising a $5M Series A round at an $8.5M pre-money valuation set by our lead investor Saturn Partners, with $2.6M already banked from VC's and Family Offices. We've opened up $1.2M for our community to participate through Wefunder, on the same terms - Series A preferred shares - as our institutional investors.



Combine cutting-edge technology with deep understanding to meet every patient's unique needs.

TMA's proactive model cuts waste, speeds up treatment, and unlocks millions in healthcare savings.

Together we can create the future of healthcare - join us!